Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

March 11, 2023

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Ltd. (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Ref:	Disclosure under Regulation 30 of the SEBI (Listing Obligations & Disclosure Requirements) Regulations, 2015

Sub:	Allotment of Equity Shares on exercise of Stock Options under ESOPs

This is to inform you that the Nomination, Governance and Compensation Committee of the Board of Directors of the Company has approved the allotment of 1,873 equity shares of Rs. 5/- each of the Company, fully paid up, on March 11, 2023, to employees pursuant to exercise of their Stock Options, as per the following details:

a)	1,873 equity shares of Rs. 5/- each, pursuant to Dr. Reddy's Employees Stock Option Scheme, 2002.

Further, please find enclosed the details as required under Regulation 10(c) of the SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh
Company Secretary, Compliance Officer & Head-CSR

Encl: as above

Details under Regulation 10(c) of the SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021

1	Company name and address of Registered Office: Dr. Reddy's Laboratories Limited 8-2-337, Road No.3, Banjara Hills, Hyderabad – 500034
2	Name of the Stock Exchanges on which the company’s shares are listed: BSE Limited National Stock Exchange of India Limited New York Stock Exchange Inc. (ADRs) NSE IFSC Limited (ADRs)
3

Filing date of the statement referred in Regulation 10(b) of the SEBI (Share Based Employee Benefits) Regulations, 2021 with Stock Exchange:

The Schemes were institutionalised under the erstwhile the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and appropriate details under Schedule V were filed. The Schemes comply with provisions of the SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021.

4	Filing Number, if any: NA
5	Title of the Scheme pursuant to which shares are issued, if any: Dr. Reddy’s Employees Stock Option Scheme, 2002
6	Kind of security to be listed: Equity Shares
7	Par value of the shares: Rs. 5/-
8	Date of issue of shares: March 11, 2023 (Date of allotment on exercise)
9	Number of shares issued: 1,873 equity shares
10	Share Certificate No., if applicable: NA
11	Distinctive number of the share, if applicable: 212927786 to 212929658
12	ISIN Number of the shares if issued in Demat: INE089A01023
13	Exercise price per share: (a) 1,873 equity shares exercised at Rs. 5/- per share
14	Premium per share: Nil
15	Total Issued shares after this issue: 16,65,27,054(*)
16	Total Issued share capital after this issue: Rs. 83,26,35,270/-
17	Details of any lock-in on the shares: NA
18	Date of expiry of lock-in: NA
19	Whether shares identical in all respects to existing shares if not, when will they become identical? Yes, the shares rank pari passu with the existing shares
20	Details of listing fees, if payable: NA

(*) Total paid up capital after this issue: 166,526,854, i.e. Rs. 832,634,270 (difference of 200 due to forfeited shares of Rs. 5/- each in September 1988 on account of non-payment of allotment money.)